SCHEDULE 13G
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant
              to Rule 13d-1(b) and (c) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    Providence and Worcester Railroad Company
                                (Name of Issuer)

                    Preferred Stock $50 par value per share
                         (Title of Class of Securities)

                                   743737 20 7
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743737 20 7                  13G                    Page 2 of 6 Pages


_______________________________________________________________________________
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Robert H. Eder
_______________________________________________________________________________
   2     Check the Appropriate Box if a Member of a Group     (a) [ ]
         (See Instructions)                                   (b) [ ]

_______________________________________________________________________________
   3     SEC Use Only

_______________________________________________________________________________
   4     Source of Funds (See Instructions)

                                     not applicable
_______________________________________________________________________________
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

_______________________________________________________________________________
   6     Citizenship or Place of Organization

                                      U.S.
_______________________________________________________________________________
  Number of                 7      Sole Voting Power
    Shares                                         500
 Beneficially      ____________________________________________________________
   Owned by                 8      Shared Voting Power
    Each                                             0
  Reporting        ____________________________________________________________
 Person With                9      Sole Dispositive Power
                                                   500
                   ____________________________________________________________
                            10     Shared Dispositive Power
                                                     0
_______________________________________________________________________________
  11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                       500
_______________________________________________________________________________
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]  (See Instructions)
_______________________________________________________________________________
  13     Percent of Class Represented by Amount in Row (11)

                                        76.6%
_______________________________________________________________________________
  14     Type of Reporting Person (See Instructions)

                                        IN
_______________________________________________________________________________

CUSIP No. 743737 20 7                  13G                    Page 3 of 6 Pages

_______________________________________________________________________________
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                      Linda Eder
_______________________________________________________________________________
   2     Check the Appropriate Box if a Member of a Group     (a)  [  ]
         (See Instructions)                                   (b)  [  ]
_______________________________________________________________________________
   3     SEC Use Only
_______________________________________________________________________________
   4     Source of Funds (See Instructions)

                                      not applicable
_______________________________________________________________________________
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
_______________________________________________________________________________
   6     Citizenship or Place of Organization

                                       U.S.
_______________________________________________________________________________
  Number of                 7      Sole Voting Power
    Shares                                            0
 Beneficially    ______________________________________________________________
   Owned by                 8      Shared Voting Power
    Each                                              0
  Reporting      ______________________________________________________________
 Person With                9      Sole Dispositive Power
                                                      0
                 ______________________________________________________________
                            10     Shared Dispositive Power
                                                      0
_______________________________________________________________________________
  11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                         0
_______________________________________________________________________________
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]  (See Instructions)
_______________________________________________________________________________
  13     Percent of Class Represented by Amount in Row (11)

                                         none
_______________________________________________________________________________
  14     Type of Reporting Person (See Instructions)

                                         IN
_______________________________________________________________________________

CUSIP No. 743737 20 7                  13G                    Page 4 of 6 Pages


Item 1(a)  Name of Issuer:  Providence and Worcester Railroad Company

Item 1(b)  Address of Issuer's Principal Executive Offices:
           75 Hammond Street, Worcester, Massachusetts 01601

Item 2(a)  Name of Person Filing:  Robert H. Eder and Linda Eder

Item 2(b)  Address of Principal  Business Office or, if none, Residence:
           3601 Southeast Ocean Boulevard, Suite 203, Stuart, Florida 34996

Item 2(c)  Citizenship:  U.S.A.

Item 2(d)  Title of Class of Securities:  Preferred Stock

Item 2(e)  CUSIP Number:  743737 20 7

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   ___ Broker or dealer registered under section 15 of the Act.
         (b)   ___ Bank as defined in section 3(a)(6) of the Act.
         (c)   ___ Insurance Company as defined in section 3(a)(19) of the Act.
         (d) ___ Investment Company registered under section 8 of the Investment Company Act of 1940.
         (e) ___ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
         (f) ___ An employee benefit plan or endowment funds in accordance with section 240.13d-1(b)(1)(ii)(F).
         (g) ___ A parent holding company in accordance with section 240.13d-1(b)(1)(ii)(G).
         (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.
         (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act pf 1940.
         (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

Item 4.  Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire. The following information reflects Mr. Eder's ownership giving effect to the July 4, 1994 reclassification of the Preferred Stock which converted all of the outstanding shares of the then-existing Preferred Stock to either Common Stock on a 1-for-1 basis or, for eligible shareholders, to new Preferred Stock on a 100-for-1 basis.

CUSIP No. 743737 20 7                  13G                    Page 5 of 6 Pages

         (a)   Amount Beneficially Owned: 500 shares
         (b)   Percent of Class: 76.6%
         (c)   Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote:       500
               (ii)   shared power to vote or to direct the vote:       0
               (iii)  sole power to dispose or to direct the
                      disposition of:                                 500
               (iv)   shared power to dispose or to direct the
                      disposition of:                                   0

As of December 31 of the year covered by the statement and as of the date of this statement, Ms. Eder did not and does not beneficially own any shares of Preferred Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof either reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]. Only one reporting person, Linda Eder, has ceased to be the beneficial owner of more than five percent of the Preferred Stock. Robert H. Eder continues to be the beneficial owner of more than five percent of the Preferred Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable

CUSIP No. 743737 20 7                  13G                    Page 6 of 6 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                    /s/ Robert H. Eder
                                                    Robert H. Eder


                                                    /s/ Linda Eder
                                                    Linda Eder


Dated:  April 22, 1998